# Seltzer Revolutions, Inc.



# ANNUAL REPORT

2911 Branciforte Dr

Santa Cruz, CA 95065

(604) 765-9966

https://shop.mexiseltzer.com/

This Annual Report is dated April 11, 2023.

## BUSINESS

MEXI Craft Tequila Seltzer was conceived of the desire to share exotic Mexico-inspired flavors paired with everybody's favorite Mexican pastime, Tequila! With access to superb Tequila, quality natural flavors and observing the new phenomenon of portable mixed drinks, we set out to create a seltzer line that embodies the spirit of Mexico's fiesta culture blended with California's open creativity and casual rebellion.

Our mission is to deliver an authentic Tequila Seltzer experience that offers unique flavors inspired by the mysterious and exhilarating Spirit of Mexico. Rather than offering typical, sugary "margarita" or "paloma" style canned cocktails, MEXI Seltzer is inspired to innovate. We have created wild new flavor combinations to send your senses deeper into less-traveled regions of Mexico.

## Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $142,000.00

Number of Securities Sold: 244,826

Use of proceeds: Developing Pilot-Run

Date: October 30, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $295,000.00

Use of proceeds: Completing full-commercial run

Date: May 05, 2021

Offering exemption relied upon: Section 4(a)(2)Type of security sold: Preferred Stock Warrants: 31,032 shares of Series Seed Preferred Stock

Final amount sold: $0.00

Use of proceeds: Services attributed to the Company

Date: June 05, 2020

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

How long can the business operate without revenue:

With cash on hand, we will be able to operate the business for approximately 2 months with no revenue generation and no capital raise, both of which are in progress and expected to bring additional working capital into the company for a run way throughout 2023 and into 2024.

Foreseeable major expenses based on projections:

Major expenses are the raw materials needed to complete future inventory runs and marketing costs to continue to market the our products.

Future operational challenges:

Navigating the timing gap between procuring raw materials, scheduling co-packing, and distributing to retailers in a timely manner.

Future challenges related to capital resources:

As we scale our production runs, our raw materials purchases will get larger which will require larger capital resources.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $124,650.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Amount Owed: $60,000.00

Interest Rate: 0.0%

Selected as part of Emerging Startups to watch program, and were able to defer certain legal fees until we have raised $500,000 of outside capital.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alice Chen

Alice Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: April, 2020 - Present

Responsibilities: Oversees the company's finances. Alice currently does not take a salary compensation for this role.

Position: CEO

Dates of Service: January, 2021 - Present

Responsibilities: Oversee management of the company. Alice currently does not take a salary compensation for this role.


Other business experience in the past three years:

Employer: First Democracy Technology, Inc.

Title: Co-Founder & Chief Strategy Officer

Dates of Service: August, 2019 - Present

Responsibilities: Overseeing product design and assisting with management and fundraising of the company.

Other business experience in the past three years:

Employer: Alice Chen Holdings, Inc.

Title: Director

Dates of Service: January, 2017 - Present

Responsibilities: Oversee investment activities for the company.

Other business experience in the past three years:

Employer: Export Ventures Group Inc.

Title: CEO

Dates of Service: January, 2010 - Present

Responsibilities: Leading the company

Other business experience in the past three years:

Employer: M.Y. Capital Management Corporation

Title: Product Strategy & Design

Dates of Service: September, 2017 - April, 2020

Responsibilities: A member of the investment committee and led the charge on fund design and construction (in-house or third-party).

Name: Brent Laucher

Brent Laucher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Director

Dates of Service: April, 2020 - Present

Responsibilities: Responsible for Business Development and vendor relations for the company. Brent does not currently take salary compenastion for his role.

Other business experience in the past three years:

Employer: Bare Roots Produce Company

Title: Head of Sales and Marketing

Dates of Service: July, 2018 - March, 2020

Responsibilities: Leading sales team.

Other business experience in the past three years:

Employer: Tsar Nicoulai Caviar

Title: Sales Specialist

Dates of Service: July, 2018 - March, 2020

Responsibilities: Leading sales team

Other business experience in the past three years:

Employer: Ice of Paradise

Title: Owner

Dates of Service: May, 1989 - March, 2020

Responsibilities: Leading company

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Alice Chen Holdings, Inc.

Amount and nature of Beneficial ownership: 333,333

Percent of class: 27.7343

Title of class: Preferred Stock

Stockholder Name: Alice Chen Holdings, Inc.

Amount and nature of Beneficial ownership: 17,245

Percent of class: 27.7343

Title of class: Common Stock

Stockholder Name: Brent Laucher

Amount and nature of Beneficial ownership: 333,333

Percent of class: 26.3701

## RELATED PARTY TRANSACTIONS

None.

## OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, SAFE, and Preferred Stock Warrants. As part of the Regulation Crowdfunding raise, the Company will be offering up to 101,613 of Preferred Stock.

Common Stock

The amount of security authorized is 9,400,000 with a total of 666,666 outstanding.

Voting Rights

One vote per share.

## Material Rights

The total number of shares outstanding on a fully diluted basis, 1,097,819 shares, includes 666,666 shares of Common Stock and 431,153 shares of Preferred Stock, and does not include Preferred Stock Warrants, the Co-Founder Shares, convertible securities nor issued/unissued options and RSUs.

## Preferred Stock

The amount of security authorized is 600,000 with a total of 431,153 outstanding.

## Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company.

## Material Rights

## Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Preferred Stock.

All of the Preferred Stock is designated as "Series Seed Preferred Stock". Prior to a liquidation event or exit, the holder of Preferred Stock will have the option to be converted to Common Stock shares pro-rata, unless the Preferred Stockholder prefers not to convert in which case they will receive an amount per share equal to the original issue share of $0.58 pursuant to the Company's Certificate of Incorporation.

Pursuant to the Company's Certificate of Incorporation, the liquidation preference for the

Preferred Stock being offered in this offering is $0.58 per share, which is not equal to the purchase price, or issue price, of $10.53 per share in this offering. Therefore, the liquidation protection afforded to the participants in this offering will only entitle such participants to a small fraction of his or her original investment amount per share. Additionally, investors who previously invested in the Company purchased the same series of Preferred Stock for a price per share that was equal to, or less than, the $10.58 per share purchase price in this offering.

** Please also refer to the Company's Articles of Incorporation attached as Exhibit F for other material rights including but not limited to dividend provisions, liquidation preferences, conversion and redemption.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $215,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Conversion occurs upon seed round financing.

Material Rights

The Company has authorized the issuance of $500,000 in the form of SAFE notes, which, if issued in its entirety, will dilute the StartEngine raise by approximately 6.75%.

Preferred Stock Warrants

The amount of securities outstanding is 31,032.

Material Rights

The Company has previously issued warrants exercisable for shares of Series Seed Preferred Stock. We refer to such warrants as the "Preferred Stock Warrants" throughout this offering document. The terms of the Preferred Stock Warrants are outlined below:

Shares of Series Seed Preferred Stock underlying the warrants: 31,032

Exercise Price: $0.58

Expiration Date: February 28, 2026

Material Rights

The shares of Preferred Stock underlying the Preferred Stock Warrants will have the same material rights as the Series Seed Preferred Stock, as described in the section entitled "The Company's Securities – Preferred Stock" above.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited. Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed. The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. We are reliant on one main type of service. All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for ready-to-drink ("RTD") alcoholic beverages. Minority Holder; Securities with Voting Rights. The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated sufficient sales to generate profits. Seltzer Revolutions,

Inc. was formed on April 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Seltzer Revolutions, Inc,. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history. The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that alcohol and spirits are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. One of our contractors whose services were terminated by the Company in May 2021 is posturing to claim back pay and future pay in the form of cash and/or equity. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought by the former contractor is nominal relative to the allocated amount of this raise. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Seltzer Revolutions, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Seltzer Revolutions, Inc. could harm our reputation and materially negatively impact our financial condition and business. The development and commercialization of spirits is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, and the high-end tequila industry is dominated by three brands that have an 85% market share. For example, Patrón dominates the luxury tequila segment with seven out of every ten bottles sold. Many of our competitors, such as Patrón, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company. Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials. Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur. A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results. Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation. We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability. We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs. We source certain packaging materials, such as bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years. The process of distilling alcohol utilizes a large amount of water. Parts of Mexico have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations. Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations. We may become heavily dependent on our distributors. Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations. Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships. Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely. In general, demand for our products is highly correlated with general economic conditions and the time of year. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year. Product liability claims could adversely impact our business and reputation. Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the PaQuí tequila brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations. We produce distilled spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy. Even if we sell all the Preferred Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. The development and commercialization of RTD alcoholic beverages is highly competitive. The RTD category has experienced exponential growth, much of which is driven by the category's hard seltzer segment. Some major malt-based RTD competitors include White Claw, Truly, Bud Light Seltzer, Corona Hard Seltzer, Smirnoff, and Twisted Tea. Combined, these competitors account for 78.4% of RTD growth dollars in off-premise channels. Many of our competitors, such as White Claw, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize spirits-based hard seltzers. Some tequila-based hard seltzer competitors include Lone River Ranch Water, Nude Tequila Soda, and Cacti. These companies, whether through their own growth or through being acquired by large alcohol consolidators, have access to greater financial resources and more advanced technologies. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company. Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries and / or co-packing facilities that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials. Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur. A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results. Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation. We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability. We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs. We source certain packaging materials, such as cans, labels, lids and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years. The process of distilling alcohol utilizes a large amount of water. Parts of Mexico have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations. Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations. We may become heavily dependent on our distributors. Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large RTD producer and / or brand, particularly if they rely on that entity for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations. Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships. Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely. In general, demand for our products is highly correlated with general economic conditions and the time of year. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year. Product liability claims could adversely impact our business and reputation. Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the MEXI Seltzer brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations. We produce Craft Tequila Seltzers. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy. Even if we sell all the Preferred Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2023.

**Seltzer Revolutions, Inc.**

By   /s/ *Alice Chen*

Name: Seltzer Revolutions

Title:   CEO

Exhibit A

**FINANCIAL STATEMENTS**

I, Alice Chen, the Founder and CEO of Seltzer Revolutions Inc., hereby certify that the financial statements of Seltzer Revolutions Inc., and the notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C offering statement, are true and complete in all material respects. The information below accurately reflects the information reported on our federal income tax returns.

Seltzer Revolutions Inc has filed its 2021 income tax returns but has not yet filed its federal tax return for 2022, which are on extension.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Third of April 2023.

*Alice Chen* _____ (Signature)

Founder & CEO _____ (Title)

 April 3, 2023 _____ (Date)

**SELTZER REVOLUTIONS INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**December 31, 2021 and 2022**

Index to Financial Statements
(unaudited)

# SELTZER REVOLUTIONS INC.

## BALANCE SHEET
## (UNAUDITED)

## DECEMBER 31, 2021 and 2022
(unaudited)

| | JAN - DEC 2021 | JAN - DEC 2022 |
|---|---:|---:|
| **ASSETS** | | |
| Current Assets | | |
| Bank Accounts | | |
| 100000 Current Assets | | 0.00 |
| 101000 FRB Checking (7686) | 767,831.12 | 124,649.55 |
| **Total 100000 Current Assets** | **767,831.12** | **124,649.55** |
| **Total Bank Accounts** | **$767,831.12** | **$124,649.55** |
| Accounts Receivable | | |
| 120000 Accounts Receivable | 6,183.60 | 2,242.00 |
| **Total Accounts Receivable** | **$6,183.60** | **$2,242.00** |
| Other Current Assets | | |
| 130000 Other Current Assets | | 0.00 |
| 131000 Prepaids | | |
| 131100 Prepaid Expenses | 6,789.32 | 3,820.85 |
| **Total 131000 Prepaids** | **6,789.32** | **3,820.85** |
| 136000 Loan to Shareholder | | 196.63 |
| 139500 Escrow - Start Engine | 19,906.43 | 0.00 |
| **Total 130000 Other Current Assets** | **26,695.75** | **4,017.48** |
| 138000 Inventory | | |
| 138100 Inventory Finished Goods | 47,860.11 | 21,914.83 |
| 138102 Inventory WIP | | 89,804.00 |
| **Total 138000 Inventory** | **47,860.11** | **111,718.83** |
| **Total Other Current Assets** | **$74,555.86** | **$115,736.31** |
| **Total Current Assets** | **$848,570.58** | **$242,627.86** |
| Fixed Assets | | |
| 150000 Fixed Assets | | |
| 153000 Office Equipment | 2,504.82 | 2,504.82 |
| 154000 Machinery & Equipment | 18,913.65 | 18,788.65 |
| 159000 Accumulated Depreciation | -2,481.58 | -5,073.25 |
| **Total 150000 Fixed Assets** | **18,936.89** | **16,220.22** |
| 160000 Intangible Assets | | |
| 161000 Domain | 402.56 | 402.56 |
| 164000 Website Development | 7,500.00 | 17,000.00 |
| 169000 Accumulated Amortization | -29.12 | -5,363.05 |
| **Total 160000 Intangible Assets** | **7,873.44** | **12,039.51** |
| **Total Fixed Assets** | **$26,810.33** | **$28,259.73** |

# SELTZER REVOLUTIONS INC.

## BALANCE SHEET
## (UNAUDITED)

## DECEMBER 31, 2021 and 2022
(unaudited)

| | JAN - DEC 2021 | JAN - DEC 2022 |
|---|---|---|
| Other Assets | | |
| 170000 Other Assets | | |
| 171000 Security Deposit | | 11,789.36 |
| **Total 170000 Other Assets** | | **11,789.36** |
| **Total Other Assets** | **$0.00** | **$11,789.36** |
| **TOTAL ASSETS** | **$875,380.91** | **$282,676.95** |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 1,210.00 | 63,834.00 |
| 210000 Accounts Payable | | |
| **Total Accounts Payable** | **$1,210.00** | **$63,834.00** |
| Credit Cards | | |
| 220000 Credit Cards | | |
| 221000 Ramp Card | 23,522.86 | 5,437.24 |
| **Total 220000 Credit Cards** | **23,522.86** | **5,437.24** |
| **Total Credit Cards** | **$23,522.86** | **$5,437.24** |
| Other Current Liabilities | | |
| 230000 Other Current Liabilities235000 Accruals | 76,288.89 | -77.81 |
| 235100 Accrued Expenses | | |
| 235400 Accrued Management Expenses | | |
| 235401 Alice Chen Holdings | 0.00 | 0.00 |
| 235402 Brent Laucher | 0.00 | 18,000.00 |
| 235403 De Luz Design & Development | 0.00 | 0.00 |
| **Total 235400 Accrued Management Expenses** | **0.00** | **18,000.00** |
| **Total 235000 Accruals** | **76,288.89** | **17,922.19** |
| 239000 Employee Reimbursement Liability | | |
| 239100 Alice Chen Holdings | 0.00 | 0.00 |
| 239300 De Luz Design & Development | 0.00 | 0.00 |
| **Total 239000 Employee Reimbursement Liability** | **0.00** | **0.00** |
| **Total 230000 Other Current Liabilities** | **76,288.89** | **17,922.19** |
| **Total Other Current Liabilities** | **$76,288.89** | **$17,922.19** |
| **Total Current Liabilities** | **$101,021.75** | **$87,193.43** |
| **Total Liabilities** | **$101,021.75** | **$87,193.43** |

# SELTZER REVOLUTIONS INC.

## BALANCE SHEET
## (UNAUDITED)

## DECEMBER 31, 2021 and 2022
(unaudited)

|  | JAN - DEC 2021 | JAN - DEC 2022 |
|---|---|---|
| Equity |  |  |
| 300000 Equity |  |  |
| 301000 Common Stock | 100.00 | 100.00 |
| 302000 SAFE Notes |  | 50,000.00 |
| 302001 SAFE F&F | 187,000.00 | 355,866.00 |
| **Total 302000 SAFE Notes** | **187,000.00** | **405,866.00** |
| 303000 Preferred Stock |  | 13,710.06 |
| 303050 Seed Series (Fundraising Round) |  | 7,094.30 |
| 303100 Series Seed (F&F) | 1,370,917.48 | 1,413,551.73 |
| 303900 Financing Costs | -83,809.13 | -184,348.84 |
| **Total 303000 Preferred Stock** | **1,287,108.35** | **1,250,007.25** |
| **Total 300000 Equity** | **1,474,208.35** | **1,655,973.25** |
| Opening Balance Equity |  | 77,037.86 |
| Retained Earnings | -174,195.16 | -699,849.19 |
| Net Income | -525,654.03 | -837,678.40 |
| **Total Equity** | **$774,359.16** | **$195,483.52** |
| **TOTAL LIABILITIES AND EQUITY** | **$875,380.91** | **$282,676.95** |

# Seltzer Revolutions Inc.

## Profit and Loss

|  | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
|---|---:|---:|---:|
| **Income** |  |  |  |
| 400000 Sales | 0.00 |  | $0.00 |
| 401000 Product Sales | 62,754.09 | 112,851.57 | $175,605.66 |
| 404000 Discounts |  | -7,554.57 | $ -7,554.57 |
| **Total 400000 Sales** | **62,754.09** | **105,297.00** | **$168,051.09** |
| **Total Income** | **$62,754.09** | **$105,297.00** | **$168,051.09** |
| **Cost of Goods Sold** |  |  |  |
| 500000 Cost of Goods Sold |  |  | $0.00 |
| 501000 Finished Cans |  |  | $0.00 |
| 501100 Hardware |  |  | $0.00 |
| 501103 Shrinkwrap | 10,707.98 | 6,756.37 | $17,464.35 |
| 501105 Barcodes |  | 150.00 | $150.00 |
| 501106 Shipping Boxes | 18,362.19 | 4,049.28 | $22,411.47 |
| 501107 CRV Fees | 1,276.37 |  | $1,276.37 |
| **Total 501100 Hardware** | **30,346.54** | **10,955.65** | **$41,302.19** |
| **Total 501000 Finished Cans** | **30,346.54** | **10,955.65** | **$41,302.19** |
| 501300 Product COGs | 41,701.12 | 138,617.94 | $180,319.06 |
| 502000 Freight - MX | 6,132.88 | 243.70 | $6,376.58 |
| 502100 Freight - US | 3,171.66 | 2,334.05 | $5,505.71 |
| 503000 Co-Packing | 28,912.77 | 1,417.70 | $30,330.47 |
| 503100 Storage | 4,344.99 | 21,601.11 | $25,946.10 |
| 503200 Customs | 9,264.98 | 2,501.48 | $11,766.46 |
| 506000 Platform Fees |  | 1,776.14 | $1,776.14 |
| 506010 Thirstie | 4,500.00 | 1,680.00 | $6,180.00 |
| 506020 Speakeasy |  | 16,081.45 | $16,081.45 |
| **Total 506000 Platform Fees** | **4,500.00** | **19,537.59** | **$24,037.59** |
| **Total 500000 Cost of Goods Sold** | **128,374.94** | **197,209.22** | **$325,584.16** |
| 50401 Inventory Gains / Losses |  | 60,059.42 | $60,059.42 |
| **Total Cost of Goods Sold** | **$128,374.94** | **$257,268.64** | **$385,643.58** |
| **GROSS PROFIT** | **$ -65,620.85** | **$ -151,971.64** | **$ -217,592.49** |

# Seltzer Revolutions Inc.

## Profit and Loss

| | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
|---|---|---|---|
| Expenses | | | |
| 600000 Sales, General, and Administrative Expenses | | | $0.00 |
| 601000 Sales & Marketing | | | $0.00 |
| 601100 Marketing | | 1,170.00 | $1,170.00 |
| 601101 Advertising (Online & Offline) | 810.15 | 8,904.41 | $9,714.56 |
| 601102 Promotional Items | 13,514.93 | 6,339.51 | $19,854.44 |
| 601103 Promotional Events | | 9,119.49 | $9,119.49 |
| 601105 Sales Commission | 2,500.00 | | $2,500.00 |
| 601106 Networking | 3,100.00 | | $3,100.00 |
| 601107 Branding | 29,565.00 | | $29,565.00 |
| 601108 Swag - Web Sales | 770.18 | 923.61 | $1,693.79 |
| 601109 Swag - Giveaways | | 2,202.81 | $2,202.81 |
| 601110 Designer | 10,263.33 | 8,591.00 | $18,854.33 |
| 601112 Marketing - General | | 51,397.89 | $51,397.89 |
| 601116 Social Media | 12,325.00 | 8,000.00 | $20,325.00 |
| 601117 Paid Ads | 3,000.00 | | $3,000.00 |
| 601120 Photoshoots | | | $0.00 |
| 601121 Labor | 14,526.00 | 33,543.18 | $48,069.18 |
| 601122 Expenses | 4,904.99 | 16,849.59 | $21,754.58 |
| **Total 601120 Photoshoots** | **19,430.99** | **50,392.77** | **$69,823.76** |
| 601130 Web Design | | 4,900.00 | $4,900.00 |
| 60114 Contractors & Consultants | 4,567.51 | 13,256.44 | $17,823.95 |
| 601150 Influencers | 6,050.00 | 14,721.00 | $20,771.00 |
| 601160 Bus Dev - Travel & Other Costs | 322.40 | 435.02 | $757.42 |
| 601170 Product Marketing Samples | 8,601.11 | 2,524.80 | $11,125.91 |
| **Total 601100 Marketing** | **114,820.60** | **182,878.75** | **$297,699.35** |
| 601200 Sales | | | $0.00 |
| 601210 Sales Contractors | | | $0.00 |
| 601216 National Sales Director | 4,000.00 | 8,000.00 | $12,000.00 |
| 601217 Director of Sales | | 31,000.00 | $31,000.00 |
| **Total 601210 Sales Contractors** | **4,000.00** | **39,000.00** | **$43,000.00** |
| **Total 601200 Sales** | **4,000.00** | **39,000.00** | **$43,000.00** |
| 601220 Travel Expenses | 718.75 | | $718.75 |
| 601221 Airfare | | 198.20 | $198.20 |
| 601222 Meals | 51.00 | 697.00 | $748.00 |
| 601223 Lodging | | 727.87 | $727.87 |
| 601224 Car/Taxi | | 1,221.71 | $1,221.71 |
| 601225 Travel Expenses - Other | 117.73 | 248.14 | $365.87 |
| **Total 601220 Travel Expenses** | **887.48** | **3,092.92** | **$3,980.40** |
| **Total 601000 Sales & Marketing** | **119,708.08** | **224,971.67** | **$344,679.75** |


# Seltzer Revolutions Inc.

## Profit and Loss


| | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
|---|---:|---:|---:|
| 603000 Software & Web Services | 251.20 | 482.56 | $733.76 |
| 603002 DocuSign | 95.34 | 352.72 | $448.06 |
| 603003 Google | 3,016.18 | 4,657.31 | $7,673.49 |
| 603004 Intuit | 446.00 | 855.33 | $1,301.33 |
| 603005 Email Marketing | 59.94 | 445.87 | $505.81 |
| 603006 Zoom | 192.14 | 211.86 | $404.00 |
| 603007 Later.com | | 150.00 | $150.00 |
| 603008 Adobe | | 189.88 | $189.88 |
| 603009 Carta | | 6,472.64 | $6,472.64 |
| 603030 Software & Web Services - Other | 3,987.82 | 1,116.23 | $5,104.05 |
| **Total 603000 Software & Web Services** | **8,048.62** | **14,934.40** | **$22,983.02** |
| 604000 Professional Fees | 5,000.00 | | $5,000.00 |
| 604100 Legal | 620.15 | | $620.15 |
| 604101 Knobbe Martens | 13,767.54 | 2,000.00 | $15,767.54 |
| 604102 Gunderson Dettmer | 83,294.00 | 52,508.50 | $135,802.50 |
| 604103 Incorporating Svc Ltd | 760.00 | 145.00 | $905.00 |
| 604104 Legal Expenses - Other | 1,278.00 | 7,315.00 | $8,593.00 |
| 604105 Gillian Garrett | | 5,885.00 | $5,885.00 |
| **Total 604100 Legal** | **99,719.69** | **67,853.50** | **$167,573.19** |
| 604200 Finance & Operations | 14,021.41 | 54,803.91 | $68,825.32 |
| 604220 Contractors & Consultants | | | $0.00 |
| 604221 Finance & Operations Manager | 12,136.82 | 41,250.00 | $53,386.82 |
| 604222 Contractor & Consultants - Other | 6,075.43 | 25,835.00 | $31,910.43 |
| **Total 604220 Contractors & Consultants** | **18,212.25** | **67,085.00** | **$85,297.25** |
| 604260 Admin Support | 14,493.90 | 34,704.73 | $49,198.63 |
| **Total 604200 Finance & Operations** | **46,727.56** | **156,593.64** | **$203,321.20** |
| 604300 Recruiting | 10,708.06 | | $10,708.06 |
| 604400 Executive | | | $0.00 |
| 604401 Executive Salaries | 124,193.61 | 142,139.50 | $266,333.11 |
| 604430 Executive Training | | 12,266.67 | $12,266.67 |
| **Total 604400 Executive** | **124,193.61** | **154,406.17** | **$278,599.78** |
| 604500 Regulatory Licensing Costs | | | $0.00 |
| 604504 Rezzonator | 1,934.00 | | $1,934.00 |
| **Total 604500 Regulatory Licensing Costs** | **1,934.00** | | **$1,934.00** |
| 604650 IT Contractors & Consultants | 1,176.00 | | $1,176.00 |
| 604700 Regulatory Licenses | | | $0.00 |
| 604702 California ABC | | 832.00 | $832.00 |
| **Total 604700 Regulatory Licenses** | | **832.00** | **$832.00** |
| **Total 604000 Professional Fees** | **289,458.92** | **379,685.31** | **$669,144.23** |

# Seltzer Revolutions Inc.

## Profit and Loss

| | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
|---|---|---|---|
| 605000 Travel Expenses | | 1.50 | $1.50 |
| 605100 Airfare | 8,030.58 | 7,132.81 | $15,163.39 |
| 605200 Meals | 5,188.73 | 8,797.69 | $13,986.42 |
| 605300 Lodging | 8,892.45 | 17,751.89 | $26,644.34 |
| 605400 Car/Taxi | 713.14 | 928.71 | $1,641.85 |
| 605500 Travel Expense - Other Costs | 865.36 | 477.87 | $1,343.23 |
| **Total 605000 Travel Expenses** | **23,690.26** | **35,090.47** | **$58,780.73** |
| 608000 Insurance Expense | 1,233.00 | 833.93 | $2,066.93 |
| 609000 Office Furniture / Equipment | 597.60 | | $597.60 |
| 610000 Office Supplies & General Expense | 5,516.91 | 2,612.21 | $8,129.12 |
| 611000 Telephone / Internet Expense | 824.67 | 1,198.59 | $2,023.26 |
| 613000 Bank Charges | 43.66 | 74.40 | $118.06 |
| 615000 Gifts | | 186.60 | $186.60 |
| 616000 Dues & Subscriptions | 1,507.20 | 3,800.07 | $5,307.27 |
| **Total 600000 Sales, General, and Administrative Expenses** | **450,628.92** | **663,387.65** | **$1,114,016.57** |
| 700000 Research & Development Expenses | | | $0.00 |
| 730000 Supplies | 210.69 | | $210.69 |
| 750000 Other Indirect Costs | 752.48 | | $752.48 |
| **Total 700000 Research & Development Expenses** | **963.17** | | **$963.17** |
| 800000 Other Operating Expenses | | | $0.00 |
| 810000 Depreciation Expense | 2,016.57 | 2,591.67 | $4,608.24 |
| 820000 Amortization Expense | 26.88 | 5,333.93 | $5,360.81 |
| **Total 800000 Other Operating Expenses** | **2,043.45** | **7,925.60** | **$9,969.05** |
| Uncategorized Expense | | 700.00 | $700.00 |
| **Total Expenses** | **$453,635.54** | **$672,013.25** | **$1,125,648.79** |
| **NET OPERATING INCOME** | **$ -519,256.39** | **$ -823,984.89** | **$ -1,343,241.28** |
| Other Income | | | |
| 905000 Other Miscellaneous Income | -4.44 | | $ -4.44 |
| **Total Other Income** | **$ -4.44** | **$0.00** | **$ -4.44** |
| Other Expenses | | | |
| 900000 Other (Income) / Expenses | | -5,409.10 | $ -5,409.10 |
| 902000 Taxes & Licenses | 6,393.20 | 19,102.61 | $25,495.81 |
| **Total 900000 Other (Income) / Expenses** | **6,393.20** | **13,693.51** | **$20,086.71** |
| **Total Other Expenses** | **$6,393.20** | **$13,693.51** | **$20,086.71** |
| **NET OTHER INCOME** | **$ -6,397.64** | **$ -13,693.51** | **$ -20,091.15** |
| **NET INCOME** | **$ -525,654.03** | **$ -837,678.40** | **$ -1,363,332.43** |

# Seltzer Revolutions Inc.

## Profit and Loss

## Statement of Cash Flows

### January 2021 - December 2022

|  | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
| --- | --- | --- | --- |
| OPERATING ACTIVITIES |  |  |  |

| | | | |
|---|---:|---:|---:|
| Net Income | -525,654.03 | -837,678.40 | $ -1,363,332.43 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | $0.00 |
| 120000 Accounts Receivable | -6,183.60 | 3,941.60 | $ -2,242.00 |
| 131100 Other Current Assets:Prepaids:Prepaid Expenses | -6,789.32 | 2,968.47 | $ -3,820.85 |
| 136000 Other Current Assets:Loan to Shareholder | | -196.63 | $ -196.63 |
| 138100 Inventory:Inventory Finished Goods | -41,203.11 | 25,945.28 | $ -15,257.83 |
| 138102 Inventory:Inventory WIP | | -89,804.00 | $ -89,804.00 |
| 139500 Other Current Assets:Escrow - Start Engine | -19,906.43 | 19,906.43 | $0.00 |
| 159000 Fixed Assets:Accumulated Depreciation | 2,016.57 | 2,591.67 | $4,608.24 |
| 169000 Intangible Assets:Accumulated Amortization | 26.88 | 5,333.93 | $5,360.81 |
| 210000 Accounts Payable | 140.00 | 62,624.00 | $62,764.00 |
| 221000 Credit Cards:Ramp Card | 23,522.86 | -18,085.62 | $5,437.24 |
| 235100 Other Current Liabilities:Accruals:Accrued Expenses | 8,763.96 | -76,366.70 | $ -67,602.74 |
| 235401 Other Current Liabilities:Accruals:Accrued Management Expenses:Alice Chen Holdings | -19,000.00 | | $ -19,000.00 |
| 235402 Other Current Liabilities:Accruals:Accrued Management Expenses:Brent Laucher | 0.00 | 18,000.00 | $18,000.00 |
| 235403 Other Current Liabilities:Accruals:Accrued Management Expenses:De Luz Design & Development | -2,000.00 | | $ -2,000.00 |
| 239100 Other Current Liabilities:Employee Reimbursement Liability:Alice Chen Holdings | -14,758.88 | | $ -14,758.88 |
| 239300 Other Current Liabilities:Employee Reimbursement Liability:De Luz Design & Development | 3.41 | | $3.41 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-75,367.66** | **-43,141.57** | **$ -118,509.23** |
| **Net cash provided by operating activities** | **$ -601,021.69** | **$ -880,819.97** | **$ -1,481,841.66** |
| INVESTING ACTIVITIES | | | |
| 153000 Fixed Assets:Office Equipment | -2,504.82 | | $ -2,504.82 |
| 154000 Fixed Assets:Machinery & Equipment | | 125.00 | $125.00 |
| 164000 Intangible Assets:Website Development | -7,500.00 | -9,500.00 | $ -17,000.00 |
| 171000 Other Assets:Security Deposit | | -11,789.36 | $ -11,789.36 |
| **Net cash provided by investing activities** | **$ -10,004.82** | **$ -21,164.36** | **$ -31,169.18** |
| FINANCING ACTIVITIES | | | |
| 302000 Equity:SAFE Notes | | 50,000.00 | $50,000.00 |
| 302001 Equity:SAFE Notes:SAFE F&F | 187,000.00 | 168,866.00 | $355,866.00 |
| 303000 Equity:Preferred Stock | | 13,710.06 | $13,710.06 |
| 303050 Equity:Preferred Stock:Seed Series (Fundraising Round) | | 7,094.30 | $7,094.30 |
| 303100 Equity:Preferred Stock:Series Seed (F&F) | 1,228,948.40 | 42,634.25 | $1,271,582.65 |
| 303900 Equity:Preferred Stock:Financing Costs | -67,458.63 | -100,539.71 | $ -167,998.34 |
| Opening Balance Equity | | 77,037.86 | $77,037.86 |
| **Net cash provided by financing activities** | **$1,348,489.77** | **$258,802.76** | **$1,607,292.53** |
| NET CASH INCREASE FOR PERIOD | **$737,463.26** | **$ -643,181.57** | **$94,281.69** |

# Notes to Financial Statements

## NOTE 1 – NATURE OF OPERATIONS

SELTZER REVOLUTIONS INC. was formed on April 13, 2020 ("Inception") in the State of Delaware. The financial statements of SELTZER REVOLUTIONS INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, CA.

SELTZER REVOLUTIONS INC. produces a ready-to-drink craft tequila seltzer beverage for sale at retail through its wholesale distribution channel, as well as directly to consumers through its e-commerce platform.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
            in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from product sales on an accrual basis as product is sold, when (a) persuasive evidence that an agreement exists; and (b) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company is taxed as a C corporation. Under these provisions, the Company pays federal and state corporate income taxes on its taxable income.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
As of the most recent balance sheet date, the company's debt consists of short-term operating payables as well as two unconverted SAFE notes totaling $215,000.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – MEMBERS' EQUITY**

*LLC Units*
This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares authorized to issue is 10,000,000. The total number of shares of common stock authorized to be issued is 9,400,000, par value $0.0001 per share (the "Common Stock"). The total number of shares of common stock outstanding is 666,666. The total number of shares of preferred stock authorized to be issued is 600,000, par value $0.0001 per share (the "Preferred Stock"), all of which are designated as "Series Seed Preferred Stock". The total number of shares of preferred stock outstanding is 431,153.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

None to disclose.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 3, 2023. There have been no events or transactions during this time that would have a material effect on the balance sheet.

## CERTIFICATION

I, Alice Chen, Principal Executive Officer of Seltzer Revolutions, Inc., hereby certify that the financial statements of Seltzer Revolutions, Inc. included in this Report are true and complete in all material respects.

*Alice Chen*

CEO